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                             May 26, 2021

       Eli Glickman
       Chief Executive Officer, President
       ZIM Integrated Shipping Services Ltd.
       9 Andrei Sakharov Street
       P.O. Box 15067
       Matam, Haifa 3190500, Israel

                                                        Re: ZIM Integrated
Shipping Services Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 19,
2021
                                                            CIK No. 0001654126

       Dear Mr. Glickman:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Pedro J. Bermeo